







Co Regn No: 199802418D

PRESS RELEASE

SEMBCORP 1Q2007 NET PROFIT FROM CONTINUING OPERATIONS SURGES 70%

- **PATMI before EI soars to $128.7 million compared to $75.6 million in 1Q2006**

Singapore, May 3, 2007 - SembCorp Industries (SembCorp) reported solid earnings growth for the first three months of 2007 (1Q2007). Strong business fundamentals continued to underpin the Group's growth with Profit After Tax and Minority Interest (PATMI) before exceptional items (EI) from its continuing operations rising 70% to $128.7 million and turnover from continuing operations increasing 25% to $1.8 billion. Group PATMI before EI for 1Q2007 grew 54% from $83.6 million to $128.7 million compared to last year. No EI were recorded in 1Q2007 compared to 1Q2006 when the company had $398.3 million of EI arising from the divestment of its logistics business.

SembCorp's robust performance continued to be driven primarily by its Utilities and Marine & Offshore Engineering businesses, which together accounted for 94% of the Group's turnover and 92% of the Group's PATMI before EI. Utilities' PATMI before EI rose 61% to $72.8 million, due to strong growth from its UK operations. Marine & Offshore Engineering's contribution to Group PATMI grew 83% to $46 million mainly due to higher operating margins from its rig building and ship repair businesses and better contribution from associated companies.

Mr Tang Kin Fei, SembCorp's Group President & CEO said, "SembCorp's sharpened business focus is clearly paying off. Notwithstanding the divestment of its logistics and engineering & construction businesses, the Group's earnings continued to grow with strong performance from its continuing Utilities and Marine & Offshore Engineering operations. This solid start to 2007 creates good momentum for us to deliver another year of healthy returns."

2007 Outlook

Barring unforeseen circumstances, the Group's overall operating performance in 2007 is expected to be better than that of 2006 on a comparable basis, excluding net profits arising from exceptional items in 2006.

Highlights for SembCorp's 1Q2007 Financial Results

- **Strong earnings growth from continuing operations**
  - Turnover of $1.8bn, up 25%
  - PATMI before EI of $128.7m, up 70%

- **Group PATMI before EI at $128.7m, up 54%**

- **Healthy balance sheet**
  - Net gearing at 0.02x
  - Interest cover at 16 times

- **Return on Equity (annualised) at 17%**

-End-

For media and analysts' queries, please contact:

April LEE (Ms)
Vice President
Group Corporate Relations
DID: +65 6723 3160
Email: april.lee@sembcorp.com.sg

NG Lay San (Ms)
Senior Manager
Group Corporate Relations
DID: +65 6723 3150
Email: laysan@sembcorp.com.sg

About SembCorp Industries

SembCorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities and energy to industrial customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of industrial park and environmental management services in the region.

SembCorp Industries has total assets of over S$7.0 billion and employs more than 7,500 employees.

Listed on the main board of the Singapore Exchange, SembCorp Industries is a component stock of the Straits Times Index and several MSCI indices.


SembCorp
Industries
1Q2007 Results
Announcement
May 3, 2007

Scope of Presentation

1. CEO's Report
2. Financial Review
3. Group Outlook

CEO's Report

Tang Kin Fei
Group President & CEO

1Q2007 Performance Round-Up


SembCorp
Industries

Strong earnings growth from continuing operations

- Turnover of $1.8bn, up 25%
- PATMI before EI of $128.7M, up 70%

Group PATMI before EI at $128.7M, up 54%

Healthy balance sheet

- Net gearing at 0.02x
- Interest cover at 16 times

Return on Equity (annualised) at 17%

Rewarding Shareholders

- Final dividends for FY2006 of 28.9 cents per share (net: 28.0 cents), previously announced, to be paid on May 15

4

1Q2007 Update


SembCorp
Industries

A Solid Start to 2007

Utilities

- Robust performance with growth led by UK operations
- Confirmed 2nd major investment on Wilton International: Ensus to build a 400 million litres per annum bio-ethanol plant. Land sold to Ensus in 1Q2007, expected COD early 2009

Marine & Offshore Engineering

- Continuing strong performance, led by rig building, ship conversion/offshore and ship repair businesses
- Orderbook of $7.5 billion, visibility until 2010

5

Going Forward


SembCorp
Industries

Utilities

- Growth impetus for utilities and natural gas on Jurong Island, Singapore
- SembCogen's major inspections for both gas turbines and repairs completed, normal operations going forward
- Biomass renewable energy project, Wilton 10, in the UK expected COD 2H2007
- Expansions for China operations on track
  - Nanjing: 100,000 tpd industrial water plant (mid-2007) and 30,000 tpd wastewater treatment plant (2008)
  - Shanghai: 2 x 130 tph coal-fired boilers (4Q2007) and 500 tph demin water expansion (4Q2007)
  - Zhangjiagang: 15,000 tpd Phase II expansion (mid-2008)

6

Going Forward


SembCorp
Industries

Marine & Offshore Engineering

- Growing the ship repair business, enlarging our baseload
- Expanding and growing rig repair and offshore production facilities

Enviro

- Pre-disposal treatment facility in Singapore scheduled to commence operations in 3Q2007
- Continued focus on waste-to-resource ULAB business in China

Industrial Parks

- Strategic fit with SembCorp's Utilities businesses
- Growth opportunities in China, Vietnam and India

7

Financial Review

Lim Joke Mui
Group CFO

Group Profit & Loss

SembCorp Industries

($M)	1Q07	1Q06	Δ%
CONTINUING OPERATIONS			
Turnover	1,848	1,481	25
EBITDA	204	162	26
EBIT	160	121	32
PBT	189	132	44
PATMI	129	76	70
EPS (cents)	7.3	4.3	68
DISCONTINUED OPERATIONS[1]			
Turnover	-	375	NM
PATMI	-	8	NM
GROUP			
Turnover	1,848	1,856	0
PATMI before EI	129	84	54
EI	-	398	NM
PATMI	129	482	(73)
EPS (cents)	7.3	27.6	(74)

- Continuing operations turnover up 25% and PATMI up 70%

[1] Discontinued operations are the Group's interests in SembCorp Logistics (divested on Apr 3, 2006) and SembCorp Engineers and Constructors (88% divested on Jun 2, 2006 and remaining 12% on Oct 17, 2006)

9

Group Turnover

SembCorp Industries

($M)	1Q07	1Q06	Δ%
CONTINUING OPERATIONS			
Utilities*	781	888	(12)
Marine & Offshore Engineering	954	496	92
Enviro	48	55	(11)
Industrial Parks	9	34	(74)
Others/Corporate	56	8	542
	1,848	1,481	25
DISCONTINUED OPERATIONS			
Logistics[1]	-	133	NM
Engineering & Construction[2]	-	242	NM
TOTAL	1,848	1,856	0
*Note:			
Utilities (excl Offshore Engineering)	781	832	(6)
Offshore Engineering	-	56	NM

[1] SembCorp Logistics was divested on Apr 3, 2006.
[2] 88% of SembCorp Engineers & Constructors was divested on Jun 2, 2006 and the remaining 12% on Oct 17, 2006.

10

Turnover by Geographical Areas* (%)



SembCorp
Industries

Continuing Operations ($M)	1Q07	1Q06	Δ%
Singapore	884	807	10
Europe	725	402	80
Rest of Asia	177	176	1
Others	62	96	(35)

1Q07 Group Turnover



10%
3%
39%
$1.8bn
48%



12%
7%
27%
$1.5bn
54%

1Q06 Group Turnover

- 52% of Group Turnover from overseas

* Based on geographical location of customers

Group PATMI

SembCorp Industries

($M)	1Q07	1Q06	Δ%
CONTINUING OPERATIONS			
Utilities*	72.8	45.3	61
Marine & Offshore Engineering	46.0	25.1	83
Enviro	3.9	3.9	0
Industrial Parks	8.1	3.4	140
Others/Corporate	(2.1)	(2.1)	0
	128.7	75.6	70
DISCONTINUED OPERATIONS			
Logistics[1]	-	7.9	NM
Engineering & Construction[2]	-	0.1	NM
	-	8.0	NM
GROUP			
PATMI before EI	**128.7**	**83.6**	**54**
EI	-	398.3	NM
PATMI after EI	**128.7**	**481.9**	**(73)**

*Note:			
Utilities (excl Offshore Engineering)	68.9	41.8	65
Offshore Engineering	3.9	3.5	11

[1] SembCorp Logistics was divested on Apr 3, 2006.
[2] 88% of SembCorp Engineers & Constructors was divested on Jun 2, 2006 and the remaining 12% on Oct 17, 2006.

Group Capex

SembCorp Industries

($M)	1Q07
Fixed Asset Items	
- Utilities	73.7
- Marine & Offshore Engineering	22.4
- Enviro	8.9
- Industrial Parks	0.1
- Others	1.1
TOTAL	**106.2**

Group Cash Flow

SembCorp Industries

($M)	1Q07	1Q06
CASH FLOW FROM OPERATING ACTIVITIES		
- before changes in working capital	202	188
- changes in working capital	(41)	(73)
- tax paid	(12)	(1)
	149	**114**
CASH FLOW FROM INVESTING ACTIVITIES		
- divestment proceeds & sale of fixed assets	20	(344)
- acquisitions of fixed assets	(106)	(85)
- dividends, interest & others	10	9
	(76)	**(420)**
CASH FLOW FROM FINANCING ACTIVITIES		
- issue of shares by SCI/subsidiaries	13	22
- repayment of loans & interest paid	(62)	(8)
- dividend paid & others	(11)	(2)
	(60)	**12**
NET OUTFLOW DURING THE PERIOD	**13**	**(294)**
CASH & CASH EQUIVALENTS AT END OF PERIOD	**1,183**	**940**
FREE CASH FLOW*	**106**	**(248)**

*Free cash flow: operating cash flow plus investing cash flow adjusted for expansion capital expenditure

Group Borrowings

SembCorp Industries

($M)	Mar 31, 07	Dec 31, 06
PF loans	524	538
Long-term	613	622
Short-term	126	163
Gross	**1,263**	**1,323**
Less: Cash and FD	(1,188)	(1,186)
Net Debt / (Cash)	**75**	**137**
Net Gearing Ratio	**0.02**	**0.04**
Exclude PF*		
Net Cash	**(222)**	**(238)**
Net Gearing Ratio	**Net Cash**	**Net Cash**

* PF – Non-recourse project financing

15

Financial Indicators

SembCorp Industries

	1Q07[1]	1Q06[2]
Before EI		
EPS (cents)	7.3	4.8
ROE (%)	16.6	18.2
ROTA (%)	9.1	7.8
Interest Cover (times)	16	13
After EI		
EPS (cents)	7.3	27.6
ROE (%)	16.6	42.8
ROTA (%)	9.1	16.4
Interest Cover (times)	16	22
Other Indicators		
EVA ($M)	85.4	451.0
NAV per share ($)	1.69	1.59

Note:
[1] ROE, ROTA and Interest Cover for 1Q07 are on an annualised basis
[2] ROE, ROTA and Interest Cover for 1Q06 reflect actual FY2006 figures

16

Group Outlook

Outlook


SembCorp
Industries

Barring unforeseen circumstances, the Group's overall operating performance in 2007 is expected to be better than that of 2006 on a comparable basis, excluding net profits arising from exceptional items in 2006.

18

Disclaimer

This presentation contains certain statements that are not statements of historical fact, i.e. forward-looking statements. These forward-looking statements are based on current expectations, projections and assumptions about future events. Although SembCorp Industries believes that these expectations, projections and assumptions are reasonable, these forward-looking statements are subject to the risks (whether known or unknown), uncertainties and assumptions about SembCorp Industries and its business operations, such as (without limitation) the general economic and business conditions in Singapore, the Asia-Pacific region and elsewhere; currency fluctuations between the Singapore dollar and other currencies; governmental, statutory, regulatory or administrative initiative affecting our business; industry trends; future levels and composition of our assets and liabilities; future profitability of our operations; competition; changes in Singapore tax or similar laws or regulations; changes in, or the failure to comply with, governmental regulations, including exchange control regulations, if any.

You are advised not to place undue reliance on these forward-looking statements as the forward-looking events referred to in this presentation may differ materially or not occur due to these risks, uncertainties and assumptions.

Investors should assume that the information in this presentation is accurate only as of the date it is issued. SembCorp Industries has no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.


SembCorp
Industries



SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES
Registration Number: 199802418D

FIRST QUARTER ENDED MARCH 31, 2007 FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

TABLE OF CONTENTS

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES

UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2007

The Board of Directors of SembCorp Industries Ltd wishes to announce the unaudited results of the Group for the first quarter ended March 31, 2007.

1. GROUP PROFIT AND LOSS STATEMENT

	GROUP		
	1Q07 $'000	1Q06 $'000	+ / (-) %
Continuing operations			
Turnover	**1,848,074**	**1,480,929**	**24.8**
Cost of sales	(1,692,122)	(1,307,926)	29.4
Gross profit	155,952	173,003	(9.9)
General & administrative expenses	(47,534)	(48,825)	(2.6)
Non-operating income (net)	61,534	3,159	1,847.9
Finance costs	(12,724)	(12,422)	2.4
Share of results of:			
- Associates	15,352	11,043	39.0
- Joint ventures	16,816	5,709	194.6
Profit from continuing operations before income tax expense	**189,396**	**131,667**	**43.8**
Income tax expense	(24,714)	(29,666)	(16.7)
Profit after income tax expense from continuing operations	**164,682**	**102,001**	**61.5**
Discontinued operations*			
Profit for the period from discontinued operations (See note 10)	-	14,597	NM
Profit for the period before exceptional items	**164,682**	**116,598**	**41.2**
Exceptional items (See note 1b)	-	398,316	NM
Profit for the period	**164,682**	**514,914**	**(68.0)**
Attributable to:			
Shareholders of the Company			
Net profit from continuing operations	128,672	75,545	70.3
Net profit from discontinued operations	-	8,049	NM
Exceptional items (See note 1b)	-	398,316	NM
	128,672	**481,910**	**(73.3)**
Minority interests	36,010	33,004	9.1
	164,682	**514,914**	**(68.0)**
EVA	**85,377**	**450,970**	**(81.1)**
Earnings per ordinary shares (cents)			
Before exceptional items			
-basic			
(a) Continuing operations	7.25	4.32	67.8
(b) Discontinued operations	-	0.46	NM
	7.25	4.78	51.7
-diluted			
(a) Continuing operations	7.20	4.28	68.2
(b) Discontinued operations	-	0.45	NM
	7.20	4.73	52.2
After exceptional items			
-basic	7.25	27.55	(73.7)
-diluted	7.20	27.30	(73.6)

NM - Not Meaningful

* Discontinued operations are Group's interests in SembCorp Logistics Ltd and SembCorp Engineers and Constructors Pte Ltd ("discontinued operations"), which were sold on April 3 and June 2, 2006 respectively.

Notes to Group Profit and Loss Statement:

1a. Profit for the period before exceptional items (for continuing and discontinued operations) is arrived at after (charging)/crediting the following significant items:

	GROUP	
	1Q07 $'000	1Q06 $'000
Depreciation and amortisation	(44,667)	(45,667)
Allowance made for impairment in value of assets (net)	(548)	(6,480)
Share-based payment expenses	(4,052)	(5,979)
Interest income	10,227	8,602
Other income	47,120	10,562
Profit / (loss) on sale of property, plant & equipment	3,887	(131)
Foreign exchange gain / (loss)	453	(8,949)
Finance costs	(12,724)	(12,459)

1b. Exceptional items comprise:

Net gain on sale of a subsidiary	-	463,316
Additional charge arising from final settlement on Solitaire	-	(65,000)
Net exceptional items	-	398,316

1c. Taxation

The Group's tax charge for 1Q07 included under provision of current tax in respect of prior years of $62,000 (1Q06: write back of over provision for current tax in respect of prior years of $255,000) and write back of provision for deferred tax of $14,454,000 (1Q06: Nil) due to a reduction in Singapore corporate tax rate.

1d. Earnings per ordinary share

	Group		
Earnings per ordinary share of the Group based on net profit attributable to the shareholders of the Company:	1Q07	1Q06	+ / (-) %
(i) Based on the weighted average number of shares (in cents)			
(a) Before exceptional items			
- Continuing operations	7.25	4.32	67.8
- Discontinued operations	-	0.46	NM
	7.25	4.78	51.7
(b) After exceptional items	7.25	27.55	(73.7)
- Weighted average number of shares (in million)	1,773.8	1,749.4	1.4
(ii) On a fully diluted basis (in cents)			
(a) Before exceptional items			
- Continuing operations	7.20	4.28	68.2
- Discontinued operations	-	0.45	NM
	7.20	4.73	52.2
(b) After exceptional items	7.20	27.30	(73.6)
- Adjusted weighted average number of shares (in million)	1,787.2	1,765.5	1.2

Notes to Group Profit and Loss Statement (Cont'd):

1e. Notes to Group Profit and Loss Statement

During 1Q07, our Cogen plant in Singapore had an unplanned shutdown and repair of its gas turbines which caused the cost of sales to increase. A commercial resolution was reached with a supplier which mitigated the financial impact of the incident. This commercial settlement has been reflected as non-operating income.

Another reason for the increase in non-operating income was a gain on the sale of land in UK. In 1Q06, the exchange loss and an allowance for impairment made for an asset held for sale resulted in lower non-operating income.

Increases in the share of results of associates and joint ventures were attributed to strong performances from our industrial park and power plant in Vietnam as well as our Cogen plant in Shanghai. Marine's share of Cosco profits also went up.



2. BALANCE SHEETS

	GROUP		COMPANY	
	As at 31/3/2007	As at 31/12/2006	As at 31/3/2007	As at 31/12/2006
	$000	$000	$000	$000
Equity attributable to shareholders of the Company:-				
Share Capital	535,171	525,414	535,171	525,414
Other reserves	534,199	474,738	6,232	5,269
Accumulated profits	1,940,196	1,811,447	1,059,479	1,065,803
	3,009,566	2,811,599	1,600,882	1,596,486
Minority Interests	708,657	648,186	-	-
Total equity	3,718,223	3,459,785	1,600,882	1,596,486
Non-current assets				
Property, plant & equipment and investment properties	2,587,195	2,534,505	4,156	4,352
Investments in subsidiaries	-	-	1,465,883	1,464,045
Interests in associates	490,857	476,421	-	-
Interests in joint ventures	281,745	264,457	-	-
Other financial assets	444,610	359,255	-	-
Long term receivables and prepayments	68,478	70,167	-	-
Intangible assets	109,892	109,912	90	90
Deferred tax assets	35,009	36,596	-	-
	4,017,786	3,851,313	1,470,129	1,468,487
Current assets				
Inventories and work-in-progress	1,505,374	1,273,898	-	-
Trade and other receivables	1,237,835	1,268,804	204,642	199,827
Asset held for sale	-	6,167	-	-
Bank balances, fixed deposits and cash	1,188,418	1,185,639	332,852	347,336
	3,931,627	3,734,508	537,494	547,163
Current liabilities				
Trade and other payables	1,784,313	1,646,928	244,592	257,015
Excess of progress billings over work-in-progress	547,831	545,370	-	-
Provisions	32,135	30,381	11,454	11,454
Current tax payable	170,116	146,836	-	-
Interest-bearing borrowings	178,969	216,161	-	-
	2,713,364	2,585,676	256,046	268,469
Net current assets	1,218,263	1,148,832	281,448	278,694
	5,236,049	5,000,145	1,751,577	1,747,181
Non-current liabilities				
Deferred tax liabilities	293,973	294,214	195	195
Provisions	14,023	14,028	500	500
Retirement benefit obligations	30,643	31,320	-	-
Interest-bearing borrowings	1,075,726	1,096,174	150,000	150,000
Other long-term liabilities	103,461	104,624	-	-
	1,517,826	1,540,360	150,695	150,695
	3,718,223	3,459,785	1,600,882	1,596,486

Notes to Group Balance Sheets:

2a. Group's borrowings and debt securities

		As at 31/03/2007 $'000	As at 31/12/2006 $'000
	Amount repayable:		
(i)	In one year or less, or on demand		
	Secured	85,185	83,101
	Unsecured	95,626	135,438
		180,811	218,539
(ii)	After one year		
	Secured	573,244	593,503
	Unsecured	509,726	509,915
		1,082,970	1,103,418
	Total	1,263,781	1,321,957

(iii) Details of any collaterals

The Group's borrowings are secured by various assets: mainly property, plant and equipment, with carrying values amounting to $1,005 million (31/12/2006: $967 million).

2b. Net asset value

	Group		Company	
	31/03/2007	31/12/2006	31/03/2007	31/12/2006
Net asset value per ordinary share based on issued share capital at the end of the financial period/year (in $)	1.69	1.59	0.90	0.90
Net tangible asset value per ordinary share based on issued share capital at the end of the financial period/year (in $)	1.63	1.52	0.90	0.90

2c. Notes to Balance Sheet

Group

The increase in other financial assets was mainly due to fair value adjustments for Cosco Corporation (S) Ltd shares held by SembCorp Marine Ltd. Inventories and work-in-progress and trade and other payables increased as more projects were undertaken by SembCorp Marine group.

Bank borrowings decreased due to loan repayments made during the period.

3. CONSOLIDATED CASH FLOW STATEMENT

	GROUP	
	1Q07	1Q06
	$'000	$'000
Cash flows from Operating Activities		
Profit for the period	164,682	514,914
Adjustments for :		
Interest and dividend income	(10,227)	(8,679)
Finance costs	12,724	12,459
Depreciation and amortisation	44,667	45,667
Share of results of associated companies and joint ventures	(32,168)	(23,437)
(Profit) / loss on sale of property, plant and equipment	(3,887)	131
Gain on disposal of investments	(720)	(464,289)
Changes in fair value of financial instruments and hedge items	(2,507)	966
Share based payment expenses	4,052	5,979
Additional charge arising from final settlement on Solitaire	-	65,000
Allowance made for impairment in value of assets	548	6,480
Income tax expenses	24,714	33,062
Operating profit before working capital changes	201,878	188,253
Changes in working capital:		
Inventories and work-in-progress	(232,687)	(347,727)
Receivables	15,767	(120,050)
Payables	176,072	395,110
	161,030	115,586
Income tax paid	(12,032)	(1,023)
Net cash inflow from operating activities	148,998	114,563
Cash flows from Investing Activities		
Dividend and interest received	10,542	9,140
Cash flows on sale of subsidiaries, net of cash disposed (see note 3.1)	3,208	(347,019)
Proceeds from sale of investments	102	993
Proceeds from sale of property, plant and equipment	5,241	1,853
Proceeds from sale of asset held for sale	11,000	-
Purchase of property, plant and equipment	(106,090)	(84,773)
Net cash outflow from investing activities	(75,997)	(419,806)
Cash flows from Financing Activities		
Proceeds from share issue	9,757	8,380
Proceeds from share issue to minority shareholders of subsidiaries	3,722	13,262
Proceeds from borrowings	34,871	49,229
Repayment of borrowings	(84,491)	(44,949)
Net (decrease) / increase in other long term liabilities	(6,293)	6,567
Dividends paid to minority shareholders of subsidiaries	(5,663)	(8,950)
Interest paid	(12,184)	(11,761)
Net cash (outflow) / inflow from financing activities	(60,281)	11,778
Net increase / (decrease) in cash and cash equivalents	12,720	(293,465)
Cash and cash equivalents at beginning of the period	1,172,975	1,230,902
Effects of exchange rate changes on cash and cash equivalents	(2,464)	2,908
Cash and cash equivalents at end of the period	1,183,231	940,345

3. CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

3.1 Cash flows on sale of subsidiaries, net of cash disposed

The fair values of net assets and liabilities of subsidiaries sold during the period were as follows:

	GROUP	
	1Q07	1Q06
	$'000	$'000
Non-current assets	2,703	265,087
Net current assets	1,571	345,415
Non-current liabilities	(221)	(25,013)
Minority Interest	(1,824)	(258,376)
Profit on disposal	624	463,316
Currency translation reserve	-	2,870
Total cash consideration	2,853	793,299
Less: Consideration not yet received	-	(793,299)
Less: Cash & bank balances of subsidiary disposed	(222)	(347,019)
Add : Overdraft disposed	577	-
Cash flows on sale of subsidiaries, net of cash disposed	3,208	(347,019)

3.2 Cash and cash equivalents

Cash and cash equivalents in the consolidated cashflow statement comprise the following balance sheet amounts:

<u>Breakdown for Cash & Cash Equivalents:</u>	GROUP	
	1Q07	1Q06
	$'000	$'000
Bank balances, fixed deposits and cash	1,188,418	942,448
Bank overdrafts	(5,187)	(2,103)
	1,183,231	940,345

3.3 Notes to Consolidated Cash Flow Statement

Net cash from operating activities for 1Q07 was $149.0 million as compared to $114.6 million for the corresponding quarter in the previous year. The strong operating cash flow was mainly contributed by our UK operations in Utilities, and our Marine business.

Net cash outflow from investing activities for 1Q07 was $76.0 million. The Group spent $106.1 million on expansion and operational capex. Proceeds from sale of assets, dividend and interest income totaled $30.1 million during the quarter.

Net cash outflow from financing activities for 1Q07 of $60.3 million relates mainly to repayment of bank borrowings and interest paid.

4. STATEMENTS OF CHANGES IN EQUITY

4a. Statements of Changes in Equity for the Group

	Attributable to shareholders of the Company								
	Share Capital	Share Premium	Merger Reserve	Other Reserves	Currency Translation Reserve	Accumulated Profits	Total	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
1Q07									
At January 1, 2007	525,414	-	29,201	459,457	(13,920)	1,811,447	2,811,599	648,186	3,459,785
Translation adjustments	-	-	-	-	(3,915)	-	(3,915)	(240)	(4,155)
Net fair value changes on available for sale financial assets, net of deferred taxes	-	-	-	45,475	-	-	45,475	26,373	71,848
Net fair value changes on cash flow hedges	-	-	-	12,755	-	-	12,755	(156)	12,599
Share of reserve of associates and joint venture companies	-	-	-	1,368	720	-	2,088	-	2,088
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	(409)	-	77	(332)	(433)	(765)
Net gain / (loss) recognised directly in equity	-	-	-	59,189	(3,195)	77	56,071	25,544	81,615
Profit for the period	-	-	-	-	-	128,672	128,672	36,010	164,682
Total gain / (loss) recognised for the period	-	-	-	59,189	(3,195)	128,749	184,743	61,554	246,297
Issue of shares under Share Option Plan	9,757	-	-	-	-	-	9,757	-	9,757
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	-	3,722	3,722
Share based payments	-	-	-	3,467	-	-	3,467	858	4,325
Dividend paid to minority shareholders of subsidiaries	-	-	-	-	-	-	-	(5,663)	(5,663)
At March 31, 2007	535,171	-	29,201	522,113	(17,115)	1,940,196	3,009,566	708,657	3,718,223
1Q06									
At January 1, 2006	436,603	313,818	29,201	62,275	14,192	1,143,729	1,999,618	845,041	2,844,659
Transfer to share capital	313,818	(313,818)	-	-	-	-	-	-	-
Translation adjustments	-	-	-	-	(15,802)	-	(15,802)	(3,805)	(19,607)
Net fair value changes on available for sale financial assets, net of deferred taxes	-	-	-	5,137	-	-	5,137	3,184	8,321
Net fair value changes on cash flow hedges	-	-	-	31,888	-	-	31,888	50	31,938
Share of reserve of associates and joint venture companies	-	-	-	-	-	(2,543)	(2,543)	-	(2,543)
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	312,755	2,870	(313,138)	2,487	(258,625)	(256,138)
Net gain / (loss) recognised directly in equity	-	-	-	349,780	(12,932)	(315,681)	21,167	(259,196)	(238,029)
Profit for the period	-	-	-	-	-	481,910	481,910	33,004	514,914
Total gain / (loss) recognised for the period	-	-	-	349,780	(12,932)	166,229	503,077	(226,192)	276,885
Issue of shares under Share Option Plan	8,380	-	-	-	-	-	8,380	-	8,380
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	-	13,262	13,262
Share based payments	-	-	-	4,246	-	-	4,246	515	4,761
Dividend paid to minority shareholders of subsidiaries	-	-	-	-	-	-	-	(8,950)	(8,950)
At March 31, 2006	758,601	-	29,201	416,301	1,260	1,309,958	2,515,321	623,676	3,138,997

4b. Statements of Changes in Equity of the Company

	Share Capital	Share Premium	Other Reserves	Accumu-lated Profits	Total
	$'000	$'000	$'000	$'000	$'000
1Q07					
At January 1, 2007	525,414	-	5,269	1,065,803	1,596,486
Loss for the period	-	-	-	(6,324)	(6,324)
Total loss recognised for the period	-	-	-	(6,324)	(6,324)
Issue of shares under Share Option Plan	9,757	-	-	-	9,757
Share based payments	-	-	963	-	963
At March 31, 2007	535,171	-	6,232	1,059,479	1,600,882
1Q06					
At January 1, 2006	436,603	313,618	2,444	542,643	1,295,308
Transfer to share capital	313,618	(313,618)	-	-	-
Profit for the period	-	-	-	18,110	18,110
Total gain recognised for the period	-	-	-	18,110	18,110
Issue of shares under Share Option Plan	8,380	-	-	-	8,380
Share based payments	-	-	154	-	154
At March 31, 2006	758,601	-	2,598	560,753	1,321,952

4c. Changes in the Company's share capital

During 1Q07, the Company issued 5,544,774 ordinary shares for cash upon the exercise of the options under the Company's Share Option Plan.

As at March 31, 2007, the Company's issued and paid up capital comprises 1,775,722,329 (March, 2006:1,751,652,996) ordinary shares and there were 24,438,160 (March, 2006: 43,934,858) unissued ordinary shares under options granted to eligible employees and directors under the Company's Share Option Plan.

5. AUDIT

These figures have not been audited or reviewed. However, our auditors have performed certain procedures and enquiries. These procedures are substantially less in scope than an audit or a review in accordance with Singapore Standard on Review Engagements (SSRE) 2410.

6. AUDITORS' REPORT

Not applicable.

7. ACCOUNTING POLICIES

Except as disclosed in paragraph 8 below, the Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements as at December 31, 2006.

8. CHANGES IN ACCOUNTING POLICIES

The Group has adopted new/revised FRS that have become effective for the financial year beginning January 1, 2007.

In particular, FRS 40 Investment Property, which becomes mandatory for the Group from January 1, 2007, permits investment property to be stated at either fair value or cost less accumulated depreciation and accumulated impairment losses. The Group continues to state investment property at cost less accumulated depreciation and accumulated impairment losses.

The Group does not expect the adoption of the new/revised FRS to have any material impact on the financial statements.

9. REVIEW OF GROUP PERFORMANCE

Group Overview

The Group achieved turnover of $1.8 billion in 1Q07. The Group's profit attributable to shareholders of the Company (PATMI) from continuing operations in 1Q07 was $128.7million compared to $75.6 million in 1Q06, which represents a 70% growth. The Group also generated strong Economic Value Added (EVA) of $85.4 million (1Q06: $451.0 million) during the quarter. The high EVA in 1Q06 was mainly due to one-off gain on divestment of SembCorp Logistics Ltd.

Turnover

	1Q07	1Q06	Growth	
	$'000	$'000	$'000	%
Utilities	781,252	887,592	(106,340)	(12)
Marine & Offshore Engineering (Marine)	953,506	496,155	457,351	92
Environmental Management (Enviro)	48,467	54,678	(6,211)	(11)
Parks	8,837	33,784	(24,947)	(74)
Others / Corporate	56,012	8,720	47,292	542
	1,848,074	1,480,929	367,145	25

Marine and Utilities contributed 52% and 42% respectively to the Group's turnover of $1.8 billion in 1Q07.

Utilities' turnover decreased by 12% to $781.3 million due to maintenance inspection and repair of its gas turbines in its Cogen plant and divestment of its offshore engineering business. However, its UK operations continued to do well due to favourable power and steam prices secured.

Turnover for Marine increased by 92% to $953.5 million due to growth in its rig building, offshore, conversion and repair businesses.

9. REVIEW OF GROUP PERFORMANCE (Cont'd)

Profit attributable to shareholders of the Company ("PATMI")

PATMI

	1Q07	1Q06	Growth	
	$'000	$'000	$'000	%
Continuing operations				
Utilities	72,826	45,309	27,517	61
Marine & Offshore Engineering (Marine)	45,997	25,117	20,880	83
Environmental Management (Enviro)	3,880	3,927	(47)	(1)
Parks	8,149	3,403	4,746	140
Others / Corporate	(2,180)	(2,211)	31	1
	128,672	**75,545**	**53,127**	**70**
Discontinued operations				
Logistics	-	7,941	(7,941)	NM
Engineering & Construction (E&C)	-	108	(108)	NM
	-	**8,049**	**(8,049)**	**(100)**
PATMI before exceptional items	**128,672**	**83,594**	**45,078**	**54**
Exceptional items (EI)	-	398,316	(398,316)	NM
PATMI	**128,672**	**481,910**	**(353,238)**	**(73)**

Note: NM = Not meaningful

The Group's PATMI from its continuing operations rose by 70% to $128.7 million. The strong growth was mainly contributed by Utilities and Marine.

Utilities' PATMI in 1Q07 was higher by 61% over 1Q06. This was primarily due to very strong performance from its UK operations, underpinned by favourable supply contracts and boosted by profit on the sale of land. Utilities' operations in China recorded a small profit in 1Q07, as compared to a loss in 1Q06. Our Vietnam plant continued to do well during the quarter, whereas our Middle East operations performed according to plan. However, Utilities' operations in Singapore was impacted by the maintenance inspection and repair of its gas turbines in 1Q07.

The increase in the Group's share of PATMI of Marine was due to higher operating margins from its rig building and ship repair businesses and better contribution from its associates. A non-recurring allowance for impairment in value of an asset previously held for sale of $6.1million was made in 1Q06.

The improvement in Parks was mainly attributed to a better contribution from the industrial parks in Vietnam and Indonesia as well as non-consolidation of losses from Nirwana Gardens which was divested in 2Q06.

10. DISCONTINUED OPERATIONS

Discontinued Operations are the Group's interest in the logistics business and engineering and construction business.

On April 3, 2006, the Group completed the divestment of its entire 60.01% stake in SembCorp Logistics Ltd. On June 2, 2006 and October 7, 2006, the Group divested its 88% and 12% stake respectively in SembCorp Engineers and Constructors Pte Ltd. These divestments were in line with the Group's aim to sharpen its strategic focus on a smaller staple of core businesses.

The analysis of the results from discontinued operations is as follows:

	1Q07 $'000	1Q06 $'000
Turnover	-	375,273
Cost of sales	-	(339,064)
Gross profit	-	36,209
General & administrative expenses	-	(26,236)
Non-operating income (net)	-	1,372
Finance costs	-	(37)
Share of results of:		
- Associates	-	4,199
- Joint ventures	-	2,486
Profit before income tax expense	-	**17,993**
Income tax expense	-	(3,396)
Profit after income tax expense before gain on sale of discontinued operations [1]	-	**14,597**
Gain on sale of discontinued operations [2]	-	463,316
Profit after income tax expense	-	**477,913**

	1Q07 $'000	1Q06 $'000
(1) Profit after income tax expense before gain on sale of discontinued operations		
Logistics	-	14,487
Engineering & Construction	-	110
Total	-	14,597
(2) Gain on sale of discontinued operations*		
Logistics	-	463,316

* Amount disclosed as part of exceptional items (see Note 1(b))

The impact of the discontinued operations on the consolidated cash flow of the Group is as follows:

	1Q07 $'000	1Q06 $'000
Operating cash flows	-	64,389
Investing cash flows	-	(2,226)
Financing cash flows	-	(12,799)
Net cash flow from discontinued operations	-	**49,364**

11. VARIANCE FROM PROSPECT STATEMENT

There has been no significant variance in the operating performance of the Group as compared to previous statements.

12. PROSPECTS

Utilities

Utilities' Singapore operations are expected to perform better in 2007 compared to 2006.

UK operations did exceptionally well in 1Q07 partly due to profit on the sale of land. Their operations will continue to be underpinned by favourable supply contracts secured until end-2007 / early 2008. Wilton 10, our 30-megawatt biomass power plant, is scheduled to come onstream in 2H2007.

Our Vietnam operation is expected to maintain its good performance in 2007. Our operations in China and Middle East are not expected to contribute significantly to 2007 performance.

Utilities' performance in 2007 is expected to be higher than in 2006.

Marine

Marine has a strong net order book of $7.5 billion with completion and deliveries till 2010. This includes new orders of $2.9 billion secured in 2007 to-date.

Ship repair demand remains very strong. Dock space remains fully utilised with dock bookings for more than four months ahead. Rig building fundamentals remain strong with demand moving towards deepwater exploration. The sustained higher level of exploration & production spending and the high oil prices will continue to support the offshore fleet construction. The outlook for the offshore production market will see increasing demand especially in FPSO (Floating Production Storage and Offloading) and floating production systems. Overall, Marine will continue to benefit from further growth in all these offshore and marine sectors.

Marine expects the current year's overall performance to be strong based on the schedule of completion of projects and underpinned by strong market fundamentals.

Enviro

Our first pre-disposal facility in Singapore to reduce the volume of waste being sent to the incineration plant is scheduled to commence operations in the third quarter of 2007. Our Australian operations are expected to show modest growth. We will continue to focus on our waste-to-resource (used lead acid batteries "ULAB") business in China.

Enviro's performance in 2007 is expected to improve over 2006.

Parks

Our industrial parks unit is expected to continue performing well in FY2007.

SCI Group

Barring unforeseen circumstances, the Group's overall operating performance in 2007 is expected to be better than that of 2006 on a comparable basis, excluding net profits arising from exceptional items in 2006.

This release contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, exchange rate movement, availability and cost of fuel and materials, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy, directives and changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of the management on future events and impact on the Group.

13. DIVIDEND

No interim dividend for the period ended March 31, 2007 is recommended.

14. SEGMENTAL REPORTING

1Q07

(i) Business segments

	Utilities	Marine	Enviro	Parks	Others / Corporate	Elimi-nation	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Turnover							
External sales	781,252	953,506	48,467	8,837	56,012	-	1,848,074
Inter-segment sales	6,223	237	705	624	3,735	(11,524)	-
Total	787,475	953,743	49,172	9,461	59,747	(11,524)	1,848,074
Results							
Segment results	88,980	73,692	(213)	814	(3,548)	-	159,725
Interest income	4,242	3,473	245	665	7,858	(6,256)	10,227
Interest expense	(10,079)	(3,181)	(635)	-	(5,085)	6,256	(12,724)
	83,143	73,984	(603)	1,479	(775)	-	157,228
Share of results of associates	(62)	8,931	4,072	2,411	-	-	15,352
Share of results of joint ventures	10,195	25	876	5,720	-	-	16,816
	93,276	82,940	4,345	9,610	(775)	-	189,396
Income tax expense	(16,086)	(6,703)	(500)	(52)	(1,373)	-	(24,714)
Minority interest	(4,364)	(30,240)	35	(1,409)	(32)	-	(36,010)
Net profit / (loss) for the period	72,826	45,997	3,880	8,149	(2,180)	-	128,672
Assets							
Segment assets	2,665,278	3,516,557	172,379	360,170	779,777	(599,905)	6,894,256
Investment in associates	-	149,177	55,662	286,018	-	-	490,857
Investment in joint ventures	169,539	22,030	30,610	59,566	-	-	281,745
Tax assets	33,746	2,185	4,252	12,503	229,869	-	282,555
Total assets	2,868,563	3,689,949	262,903	718,257	1,009,646	(599,905)	7,949,413
Liabilities							
Segment liabilities	1,589,231	1,970,619	130,317	70,685	606,154	(599,905)	3,767,101
Tax liabilities	211,032	182,260	5,141	6,754	58,902	-	464,089
Total liabilities	1,800,263	2,152,879	135,458	77,439	665,056	(599,905)	4,231,190
Capital expenditure	73,693	22,425	8,876	68	1,051	-	106,113
Significant non-cash items							
Depreciation and amortisation	24,665	14,797	2,183	1,782	1,240	-	44,667
Other non-cash items (including provisions, loss on disposal and exchange differences)	1,947	1,015	113	761	3,148	-	6,984

(ii) Geographical segments

	Revenue		Segment Assets		Total Assets		Capital Expenditure	
	$'000	%	$'000	%	$'000	%	$'000	%
Singapore	884,005	48	5,685,210	82	6,208,611	78	82,569	78
Rest of Asia	176,907	10	236,759	3	692,093	9	4,897	5
Europe	725,456	39	861,605	13	873,190	11	18,647	17
Others	61,706	3	110,682	2	175,519	2	-	-
Total	1,848,074	100	6,894,256	100	7,949,413	100	106,113	100

14. SEGMENTAL REPORTING (Cont'd)

1Q06

(i) Business segments	Continuing operations							Discontinued operations				
	Utilities	Marine	Enviro	Parks	Others / Corporate	Elimi-nation	Sub-total	Logistics	E&C	Sub-total	Elimi-nation	Total operations
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Turnover												
External sales	887,592	496,155	54,678	33,784	8,720	-	1,480,929	133,250	242,023	375,273	-	1,856,202
Inter-segment sales	6,137	2,952	438	669	3,585	(13,781)	-	150	42	192	(192)	-
Total	893,729	499,107	55,116	34,453	12,305	(13,781)	1,480,929	133,400	242,065	375,465	(192)	1,856,202
Results												
Segment results	68,318	44,240	929	6,685	399,132	-	519,304	8,796	296	9,092	-	528,396
Interest income	2,321	4,209	73	1,404	4,674	(6,332)	8,349	2,270	342	2,612	(359)	8,602
Interest expense	(10,713)	(1,362)	(248)	(977)	(5,454)	6,332	(12,422)	(108)	(288)	(396)	359	(12,459)
	59,926	47,087	754	7,112	398,352	-	513,231	10,958	350	11,308	-	524,539
Share of results of associates	-	7,265	2,504	1,274	-	-	11,043	4,199	-	4,199	-	15,242
Share of results of joint ventures	4,774	172	-	783	-	-	5,709	2,486	-	2,486	-	8,195
	64,700	54,524	3,258	9,149	398,352	-	529,983	17,643	350	17,993	-	547,976
Income tax (expense) / credit	(15,978)	(11,337)	667	(842)	(2,176)	-	(29,666)	(3,156)	(240)	(3,396)	-	(33,062)
Minority interest	(3,413)	(18,070)	2	(4,904)	(71)	-	(26,456)	(6,546)	(2)	(6,548)	-	(33,004)
Net profit for the period	45,309	25,117	3,927	3,403	396,105	-	473,861	7,941	108	8,049	-	481,910
Comprising:												
Net profit / (loss) before exceptional items	45,309	25,117	3,927	3,403	(2,211)	-	75,545	7,941	108	8,049	-	83,594
Exceptional items	-	-	-	-	398,316	-	398,316	-	-	-	-	398,316
	45,309	25,117	3,927	3,403	396,105	-	473,861	7,941	108	8,049	-	481,910

* Included net gain on disposal of Logistics and E&C. See note 10 for details on net gain on sale of discontinued operations.

	Utilities	Marine	Enviro	Parks	Others / Corporate	Elimi-nation	Sub-total	Logistics	E&C	Sub-total	Elimi-nation	Total operations
Assets												
Segment assets	2,681,097	2,383,450	158,593	749,147	1,375,230	(785,395)	6,542,122	-	634,360	634,360	-	7,176,482
Investment in associates	-	109,593	55,013	52,117	5,204	-	221,927	-	2,397	2,397	-	224,324
Investment in joint ventures	149,567	19,129	1,216	213,211	-	-	383,123	-	-	-	-	383,123
Tax assets	24,905	1,368	5,404	50	88,777	-	120,504	-	15,801	15,801	-	136,305
Total assets	2,855,569	2,493,540	220,226	1,014,525	1,469,211	(785,395)	7,267,676	-	652,558	652,558	-	7,920,234
Liabilities												
Segment liabilities	1,801,737	1,195,105	56,965	211,170	1,371,902	(785,395)	3,851,484	-	589,566	589,566	-	4,441,050
Tax liabilities	162,316	113,454	4,556	9,661	43,025	-	333,012	-	7,175	7,175	-	340,187
Total liabilities	1,964,053	1,308,559	61,521	220,831	1,414,927	(785,395)	4,184,496	-	596,741	596,741	-	4,781,237
Capital expenditure	58,283	16,227	3,560	2,107	142	-	80,319	3,798	656	4,454	-	84,773
Significant non-cash items												
Depreciation and amortisation	22,574	10,424	2,162	3,675	2,152	-	40,987	3,228	1,452	4,680	-	45,667
Other non-cash items (including provisions, loss on disposal and exchange differences)	3,172	8,401	496	1,346	76,461	-	89,876	836	2,770	3,606	-	93,482

(ii) Geographical segments

	Revenue		Segment Assets		Total Assets		Capital Expenditure	
	$'000	%	$'000	%	$'000	%	$'000	%
Singapore	807,056	43	5,412,764	75	5,751,302	73	49,627	59
Rest of Asia	175,566	10	429,374	6	737,950	9	9,005	11
Europe	402,018	22	653,895	9	666,893	9	21,965	26
Others	96,097	5	46,089	1	111,531	1	378	0
Discontinued operations	375,465	20	634,360	9	652,558	8	3,798	4
Total	1,856,202	100	7,176,482	100	7,920,234	100	84,773	100

Notes To Segmental Analysis

14a. Business Segments

The Group comprises the following main business segments:

Utilities' principal activities are in provision of centralised utilities and energy. It offers industrial utilities and services such as energy, steam, industrial water and wastewater treatment to energy intensive users. It operates in Singapore, United Kingdom, Vietnam, China and the United Arab Emirates.

Marine and Offshore Engineering segment focuses on repair, building and conversion of ships and rigs, and on offshore engineering.

Environmental Management segment provides integrated waste management services and undertakes waste-to-resource businesses in the Asia Pacific region.

Parks focuses principally on developing, marketing and operating industrial parks in Asia.

Others/Corporate segment comprises businesses relating to minting and design and construction activities; and the corporate companies.

14b. Geographical Segments

The Group operates in three principal geographical areas, Singapore, Europe and Rest of Asia. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and total assets are based on the geographical location of the assets.

14c. Review of segment performance

Please refer to Paragraph 9 for analysis by business segments.

15. INTERESTED PERSON TRANSACTIONS

	Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000) 1Q07 $'000
Sale of Goods and Services	
Temasek Holdings (Private) Limited and its Associates	
- Tuas Power Ltd/PowerSeraya Limited[1]	128,831
- Senoko Power Ltd	1,905
- Temasek Capital (Private) Limited and its Associates	1,705
- Singapore Technologies Telemedia Pte Ltd and its Associates	1,059
- PSA International Pte Ltd and its Associates	612
- National University Hospital (S) Pte Ltd and its Associates	103
- Singapore Power Ltd and its Associates	69
	134,284
Starhub Ltd and its Associates	1,024
Singapore Airlines Limited and its Associates	859
SNP Corporation Ltd and its Associates	196
	136,363
Purchases of Goods and Services	
Temasek Holdings (Private) Limited and its Associates	
- Temasek Capital (Private) Limited and its Associates[2]	82,245
- Singapore Power Ltd and its Associates	710
	82,955
Treasury	
Placement of funds	
Singapore Technologies Pte Ltd and its Associates	11,313
Total Interested Person Transactions	**230,631**

Note

[1] This relates mainly to the sale of gas by SembCorp Gas Pte Ltd to Tuas Power and PowerSeraya for the generation of electricity.

[2] This relates mainly to the purchase of gas by SembCorp Cogen Pte Ltd from SembCorp Gas Pte Ltd for the generation of electricity.

There were no transactions which were not conducted under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual during the period January 1, 2007 to March 31, 2007.

16. CONFIRMATION PURSUANT TO THE RULE 705(4) OF THE LISTING MANUAL

We, Peter Seah Lim Huat, and Tang Kin Fei, being two directors of SembCorp Industries Ltd (the "Company"), do hereby confirm on behalf of the directors of the Company, that to the best of their knowledge, nothing has come to their attention which would render the first quarter ended 31st March 2007 unaudited financial results to be false or misleading.

The Board has noted that the board of directors of the Company's listed subsidiary, SembCorp Marine Limited, has also announced and confirmed the results for the first quarter ended 31st March 2007.

On behalf of the board of directors

Peter Seah Lim Huat
Chairman

Tang Kin Fei
Director

BY ORDER OF THE BOARD

Kwong Sook May (Ms)
Company Secretary
May 3, 2007


END